UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

Allegiant Travel Company

(Name of Issuer)

Common Stock $.001 par value per share

(Title of Class of Securities)

01748X 10 2
(CUSIP Number)

Robert B. Goldberg, Esq.
5555 Glenridge Connector, Suite 675
Atlanta, Georgia 30342
(404) 233-2800
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 01748X 10 2
Cover Page

1	NAMES OF REPORTING PERSONS Maurice J. Gallagher, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e). [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,389,548[1]
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 2,389,548[1]
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,389,548[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.18%[2]
14	TYPE OF REPORTING PERSON (See Instruction) IN
1.Mr. Gallagher exercises voting and dispositive power over 11,000 shares of common stock of Allegiant Travel Company held by a trust under which he serves as Trustee and 200,000 shares of common stock held by a limited liability company controlled by Mr. Gallagher. Does not reflect changes in stock ownership after December 31, 2022. See Item 5, paragraph (c) below.
2.Based on the 18,128,182 shares of common stock outstanding as of December 31, 2022.

SCHEDULE 13D

This Amendment No. 10 relates to the Schedule 13D filed with the Securities and Exchange Commission on December 8, 2006 as amended by that certain Amendment No. 1 filed with the Commission on February 17, 2015, that certain Amendment No. 2 filed with the Commission on February 17, 2016, that certain Amendment No. 3 filed with the Commission on February 16, 2017, that certain Amendment No. 4 filed with the Commission on March 9, 2018, that certain Amendment No. 5 filed with the Commission on February 20, 2019, that certain Amendment No. 6 filed with the Commission on April 5, 2019, that certain Amendment No. 7 filed with the Commission on February 12, 2020, that certain Amendment No. 8 filed with the Commission on February 12, 2021 and that certain Amendment No. 9 filed with the Commission on February 17, 2022 relating to the Common Stock, $.001 par value per share, of Allegiant Travel Company, a Nevada corporation (the “Company”). The principal executive offices of the Company are located at 1201 North Town Center Drive, Las Vegas, Nevada 89144.

Item 5 of the Schedule is hereby amended and supplemented as follows:

Item 5.    Interest in Securities of the Issuer.

Item 5 of the Schedule is hereby amended and supplemented by the following:

(a)As of December 31, 2022, Mr. Gallagher beneficially owns 2,389,548 shares of the Company’s common stock, representing 13.18% of the outstanding common stock of the Company. These shares include (x) 11,000 shares of common stock held by a trust under which Mr. Gallagher serves as Trustee and 200,000 shares of common stock held by a limited liability company controlled by Mr. Gallagher as described in Item 6 and (y) 9,596 shares of restricted stock not yet vested as of December 31, 2022. The percentage of Mr. Gallagher’s ownership of common stock of the Company has varied since the effective date of Amendment No. 9 to this Schedule 13D as Mr. Gallagher has returned shares to the Company to meet tax withholding obligations upon vesting of restricted stock grants.

(b)Mr. Gallagher has the sole power to vote and sole power to dispose or to direct the disposition of all of the 2,389,548 shares reported as beneficially owned by him.

(c)In the past 60 days and after December 31, 2022, Mr. Gallagher has not acquired or disposed of any shares of the Company’s common stock other than 1,761 shares returned to the Company to meet tax withholding obligations upon vesting of restricted stock grants. After such transaction, Mr. Gallagher beneficially owned 2,387,787 shares of the Company’s common stock.

(d)No other person has the right to receive or the power to direct the receipt of the dividends from, or proceeds from the sale of, such securities.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2023	By:	/s/ Maurice J. Gallagher, Jr.
	Name:	Maurice J. Gallagher, Jr.